EXHIBIT 99.1

Costamare Inc. Declares Quarterly Dividend on Its Preferred and Common Stock

MONACO, Oct. 01, 2026 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE) has declared cash dividends of US $0.476563 per share on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) (NYSE: CMRE PR B), US $0.531250 per share on its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) (NYSE: CMRE PR C) and US $0.546875 per share on its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) (NYSE: CMRE PR D). The dividend for the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock is for the period from July 15, 2026 to October 14, 2026. The dividend will be paid on October 15, 2026 to all holders of record as of October 14, 2026 of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

The Company has also declared a quarterly dividend on its common stock of US $0.125 per share for the quarter ended September 30, 2026. The dividend for the common stock is payable on November 5, 2026, to holders of record of common stock as of October 20, 2026.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 69 containerships in the water, with a total capacity of approximately 520,000 TEU. The Company also has 22 newbuild containerships under construction and has agreed to acquire two secondhand containerships, which together represent a total capacity of approximately 152,600 TEU. The Company also participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com